Telestone Technologies Corporation

Floor 10, RuidaPlaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

December 14, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telestone Technologies Corporation Form 10-K Filed March 30, 2012 File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 21, 2012 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendment to the 10-K if necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 33

1.         We note that the fourth paragraph of page 34 discloses that you “receive 60%-70% of the contract value” of your signed contracts “within 4-9 months, another 20-30% in 9-12 months and the remainder in 12-24 months” of the date your contracts are signed. This disclosure does not appear to be consistent with your response to comment four of our letter dated September 24, 2012, which explains that the “big three carriers” in China routinely do not honor their contractual obligations with you. It appears as though you do not in fact “receive” the bulk of your collections on your trade receivables as disclosed in MD&A. Please clarify and revise your discussion of liquidity in accordance with Item 303(a)(1) of Regulation S-K to identify the known trends and uncertainties regarding how collections of your trade receivables from your major customers affects your liquidity on a long-term and short-term basis as required by Instruction 5 to item 303(a) of Regulation S-K.

Response:

With respect to the requirements of Item 303(a)(1) and Instruction 5 to Item 303(a), we propose to expand our future disclosures substantially as follows:

1)           Causes of variable liquidity

The Company’s main customers’ account receivables collection imposes uncertainties on our liquidity. The telecom carriers’ constant adjustment of their network construction investment plans and decision-making brings uncertainty to their payment cycles and therefore causes uncertainty in our cash flows. When the payments for our account receivables are used to invest in other projects according to their adjustments, our collections will be affected. Also, the demand for telecommunication network construction has varied greatly depending on the use of 2G, 3G and 4G wireless network technology. Every time our customers decide to build a new network, a large construction investment is arranged, which brings significant business growth to the Company in the corresponding year. However, except for investments in network technology upgrades, the level of carriers’ network construction investment is limited to the investment outlined in the normal investment plan within the normal construction period. Since telecom carriers’ construction timetables and rates of completion are outside of our control, there is uncertainty regarding the timing of the Company’s cash flows. Furthermore, during the past few years, the restructuring of the telecom industry mandated by the Chinese government has had a significant impact on our cash flow, and we cannot guarantee that such restructuring will not happen again. These are the factors we face and which bring uncertainty to our financial results and business trends.

2)           Analysis of the impact of the customers’ receivables collection on the Company’s short-term operating liquidity

Although the Company has collected a relatively small portion of customers’ trade receivables, this is due to the Company’s rapid business growth in the past two years, and the resulting rapid accumulation of accounts receivables. The Company collected US$37,558,000 and US$48,313,000 of trade receivables in 2010 and 2011, respectively, from our customers, which represent an average of US$3,130,000 and US$4,026,000 per month, respectively. Given the Company’s current status of its accounts receivables, annual collections should be at least the amounts mentioned above, and we expect their collection to be guaranteed and stable. Moreover, the Company has an annual average bank deposit balance of US$30,000,000, and our accounts receivable pledges at the bank have allowed us to receive a liquidity loan consisting of a US$47,000,000 line of credit from the bank to be drawn upon at any time. To maintain the Company’s normal operating activities, we pay an average minimum of US$1,900,000 in expenses every month. In accordance with the above information, there is no short-term liquidity problem caused by late collections.

3)           Analysis of the impact of the customers’ receivables collection on the Company’s long-term operating liquidity In the past two years, the Company’s gross profit from integrated projects was approximately 45% and from equipment sales was approximately 42%. Cash paid out for general and administrative expenses and sales and marketing expenses together accounted for approximately 13% of Company’s revenue.  The Company’s business created long-aged accounts receivable in 2010 and 2011 due to 3G construction, which resulted in average DSO of 522 days and a decrease in the Company’s business project net profit margin of 6.5%. The average annual forecast of project profit margins for the turnover period in the normal course of business of the Company is approximately 16.7%. Therefore, even if the accounts receivable turnover period exceeds one year, we can still achieve at least a 10% profit margin from our business.

Pursuant to this calculation, as long as the Company maintains a relatively healthy revenue growth rate and controls the corresponding accounts receivable collection periods, it can still realize reasonable profitability and maintain stable long-term liquidity.

However, the Company is aware of the large amount of accounts receivable caused by rapid business growth in 2009 and 2010 and unexpected customer delays in payment in 2010, 2011 and even 2012. In response, the Company has taken curative and preventative measures such as adopting the terms of the “back to back” principle with a clear statement in our equipment purchase and project installment contracts with our suppliers, which greatly reduces the pressure on the Company’s cash expenditures. Moreover, following the first half of 2012, we have controlled the Company’s new business investments and have started to adopt various methods in order to accelerate the collection of existing account receivables.  In addition, the Company has strengthened project management and controlled business development in certain regions that tend to have relatively long accounts receivable collection periods. Based on methods currently being pursued, the Company is optimistic that the accounts receivable will be converted into cash flow from collections. Also, in the foreseeable future, the Company will have sufficient cash flow to ensure its long-term operating stability.

2.         We note your response to comment two of our letter date September 24, 2012. We note that the three large state owned telecoms provided 95.4% of your revenues in 2011. We also note in your response to comment that you are unable to exercise significant influence to ask the big three carriers in China to follow the terms as stipulated in your contracts. Refer to Item 303(a)(1) of Regulation S-K and expand your discussion of liquidity to identify and to discuss the uncertainties created by your economically dependence of the “big three carriers” in China.

Response:

Substantively, as set forth below, in comment one above, and in our previous responses, in future filings we will expand our disclosures to include additional information related to the issues relating to the big three carriers.

Our dependence on the “Big-3 carriers” will continue to influence our investment in new business as we try to match capital support with investment in business development. We are aware that this dependence has created obstacles to the further development of the Company. As such, the Company, in order to broaden its customer base, has invested in the development of new U-DAS and TIPS solutions and products, which mainly target residential property owners and landlords.

Our new network products’ functions allow us to accomplish carrier wireless coverage services and broadband access services directly for residential landlords and they have the right to require carriers to lease network access capabilities to the landlords rather than building a separate network of their own. These residential landlords need to rely on technical support services provided by the Company in order to operate their residential networks, and such services can directly affect the landlord’s income from operating the residential network. As such the Company’s negotiating position is comparatively better.

The Company has focused on the development of the residential network market since 2009. Thus far, the advantages of such products have been acknowledged and accepted by residential network carriers. Over the next few years, these new products will be the main business focus of the Company. Although the progress of “Network Integration” has been fairly slow due to institutional restrictions, government initiatives for “Network Integration” have led to our customers’ future demand and created a consuming trend. Given that we consider our products to be technologically superior, we believe that this relatively new line of business will enable the Company to significantly decrease or even eliminate its dependence on the “Big 3 carriers”.

Financial Statements

Note 2. Revenue recognition, page F-8

3.         We note your responses to comments two and four of our letter dated September 24, 2012. Your responses indicate that:

•                You are unable to ask the big three carriers to follow the terms as stipulated in your contracts with them;

•                The big three carriers in China do not routinely pay you in accordance with the terms as stipulated in your contracts;

•                You have only collected approximately 16% and 14% of amounts due in 2010 and 2011 and;

•                You only invoice these customers after payment is received.

In this regard, it is unclear to us how you concluded that persuasive evidence of an arrangement exists. Specifically, tell us in detail why you believe that the terms of the arrangements are substantive considering that your customers routinely do not honor the terms of the arrangements. Tell us in detail why you believe that the fee is fixed or determinable and that collectability is probable considering that you only invoice your customers after payments is received and that you have only collected a small portion of the amounts due. Tell us also of your consideration of whether or not your revenues should be recognized on the installment and/or cost recovery methods in accordance with ASC 605-10-25-3 through 25-5.

Response:

Prices for both integrated services and equipment provided by the Company to the “Big-3 carriers” are determined annually through a centralized bidding process.

For every integrated services project and every equipment sales order, a contract has been signed between the Company and the customer. The prices for each integrated service, each piece of equipment, as well as the total price, are specified in the contract. We consider a duly signed contract as strong evidence that “the fee is fixed and determinable”.

For integrated services, an acceptance document will be signed by the customer after examination of the completion of a project. For equipment sales, an acknowledgement of receipt will be signed by the customers after the receipt and inspection of each batch of equipment that we deliver. In addition, after the acceptance of the integrated service projects and the acknowledgement of receipt of the equipment, no significant expenses would be incurred by the Company and we have substantially discharged our obligations.

The acceptance documents and acknowledgement of receipt as well as the contracts as mentioned above are the key documents that we require to record revenue. Since the acceptance documents or acknowledgement of receipt and contracts are signed by our customers’ staff on behalf of our customers, the Company has a legal right to demand for payment under the jurisdiction in the PRC.

The Company’s main customers are the three state-owned telecom carriers in the PRC, and we believe that it is not probable that they are not going to be able to settle our accounts receivable. The timing of the issuance of invoices to customers is solely for the purpose of cash-flow management (to avoid paying value-added tax and enterprise income tax in the PRC in advance of a receipt from customers), which does not in any way indicate that the Company lacks the right or foresees any problem in collecting accounts receivable from customers. Therefore, in view of (1) our legal right to demand payment, and (2) the likelihood that our customers are able to pay us, we consider that “persuasive evidence of the arrangements exists, whose terms are substantive, and whose collectability is probable”. In addition, the fact is, in practice, we rarely incur bad debt write-offs.

Regulation 605-10-25-3 states that “unless the circumstances are such that the collection of the sale price is not reasonably assured, the installment method of recognizing revenue is not acceptable”;

Regulation 605-10-25-4 states that, “when receivables are collectible over an extended period of time and, because of the terms of transactions or other conditions, there is no reasonable basis for estimating the degree of collectability, either the installment method or the cost recovery method of accounting may be used.”; and

Regulation 605-10-25-5 states that, “In the absence of the circumstances referred to in this Subtopic or other guidance, such as that in Sections 360-20-40 and 360-20-55 the installment method is not acceptable.”

As explained above, the collectability of the Company’s revenue from integrated services and equipment sales is probable and reasonably assured upon the acceptance of services and the receipt of goods by customers.  We conclude that neither the installment method nor the cost recovery method is applicable to the Company.

4.         We note your response to comment two of our letter dated September 24, 2012. Addressing ASC 605-20, tell us in detail how you support your revenue recognition policy for service income. As explained in ASC 605-20-05-1 and 05-2 the scope of this subtopic covers five specific service arrangements. Tell us to what extent your service income is derived from separately priced extended warranty and product maintenance contracts within the scope of ASC 605-20-05-1a. Describe the contractual terms under which you provide extended warranty and product maintenance services. Please also identify the accounting guidance that is applicable to other sources of your service income as applicable.

Response:

According to ASC Subtopic 605-20, “revenue arising from providing services typically involves the seller performing an agreed-on task or tasks for the buyer over an agreed-on period of time…”, “revenue from providing services should be recognized when it is both earned and realized or realizable. In other words, the earnings process must be complete or virtually complete, and the revenue measurable”.

The Company provides integrated engineering services and also insignificant repair and maintenance services to customers, with US$1.1 million and US$1.2 million of such repair and maintenance services in 2010 and 2011, respectively. The Company recognizes service revenue when and only when the services are rendered and accepted by customers.

There is no separately priced extended warranty and product maintenance terms as stipulated in the original integrated services and equipment sales contracts.  However, the Company does provide repair and maintenance services under separate contracts after the original warranty period as may be requested by customers. The Company follows the accounting policy in recognizing revenue from integrated services, i.e. when services are rendered and accepted by customers.

Note 5. Allowance for Doubtful Accounts, page F-10

5.         We note your response to comment four of our letter dated September 24, 2012. The chart provided in the response suggests that after 2009 you have collected only approximately 14% to 16% of your billed and outstanding gross trade receivables each year. Please provide us with an aging schedule for your accounts receivable as of each balance sheet date beginning with December 31, 2009. For the receivables collected during each period quantify for us the amounts pertaining to service income and to equipment sales. Quantify how much of each year’s collections pertained to revenues recorded in the current fiscal year and how much pertained to each prior period.

Response:

Please refer to the following table for the aging schedule of our accounts receivable, as of each balance sheet date from 2010 up to the third quarter of 2012.

	2009	2010	2011	2012Q1	2012Q2	2012Q3
Within 1 year	68,574	151,166	201,181	157,498	124,966	110,421
Within 2 years	26,605	30,803	45,182	89,758	121,214	124,828
Over 2 years	-	18,381	21,415	25,570	31,661	41,085
Total	95,179	200,350	267,779	272,826	277,841	276,334

*Monetary figures in ‘000s

The amounts pertaining to service income and to equipment sales are listed below:

Actually Repayment from bank	2009	2010	2011	2012Q1	2012Q2	2012Q3
Repayment, total	49,740	37,558	48,313	12,656	13,863	18,904
Repayment from the sales of equipment	33,264	17,563	20,439	4,906	7,182	8,690
Repayment from service income	16,476	19,995	27,874	7,750	6,681	10,214

*Monetary figures in ‘000s

Regarding the question of “quantify how much of each year’s collections pertained to revenues recorded in the current fiscal year and how much pertained to each prior period”, please refer to the table below:

	2009	2010	2011
Total amount collected for the year $,000	49,740	37,558	48,313
Collection pertaining to revenue in current year	3,012	12,002	1,084
Collection pertaining to revenue from 1 year prior	16,671	17,678	27,735
Collection pertaining to revenue from 2 years prior	30,056	7,878	19,494

*Monetary figures in ‘000s

6.         We note your responses to comments three, six and seven of our letter dated September 24, 2012. You indicate that your contracts are completed in a short amount of time. Therefore, it appears that the accounting guidance of ASC 210-10-45-3 is applicable because your business has several short operating cycles occurring during a fiscal year. Please note that under this guidance, a one year-time frame should be used as a basis for the segregation of current assets form non-current assets. Tell us in detail how you have considered ASC 210-10-45-3 in your analysis and why you continue to believe that your current presentation is appropriate.

Response:

According to ASC 210-10-45-3, “A one-year time period shall be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year. However, if the period of the operating cycle is more than 12 months, as in, for instance, the tobacco, distillery, and lumber businesses, the long period shall be used. If a particular entity has no clearly defined operating cycle, the one-year rule shall govern.”

FASB Codification Master Glossary states that current assets are used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business where the operating cycle is the average time intervening between the acquisition of materials or services and the final cash realization. Current assets include assets that are sold, consumed or realized as part of the normal operating cycle even when they are not expected to be realized within one year after the balance sheet date.

Our contracts are completed in a short amount of time means whenever a contract is secured, the performance of the contract, i.e. from commencement date to completion date of the services as stipulated in the contract is short. This does not mean that our operating cycle is short because operating cycle is defined as the average time intervening between the acquisition of materials or services and the final cash realization, instead of up to the completion of services as stipulated in the contracts. A substantial portion of our contract sums (except for the retention money as explained below) is payable upon customers’ acceptance of products or services and Telestone has the contractual right to demand payment upon customers’ acceptance regardless of whether the customers are the big 3 telecom carriers in China with a practice of delaying payments. Although such delay in payments by our customers cause the average collection period to exceed 1 year, this would not affect the classification of our accounts receivable as current assets. In addition, although a small portion of our contract sums (the retention money) may be due for payment after 1 year as stipulated in the sales contracts, the retention provision is normal in our operations and these retention receivables fall within the normal operating cycle of the Company so they are classified as current assets.

7.         We note your response to comment six also states that you have “the contractual right to demand for payment upon customers’ acceptance despite (your) customers’ … practice of delaying payments”. Given your customers’ practice of ignoring your contractual rights in this regard and given your response to comment four indicating that you are unwilling to assert and to enforce those contractual rights tell us why you believe such “contractual right(s) to demand for payment” have economic substance. Further, it is unclear to us how your trade receivable can be reasonably expected to be realized in cash during a normal business cycle per ASC 310-10-20. Please advise and provide us with an analysis of as of each balance sheet date quantifying the amounts of trade receivable outstanding for which your contractual right to timely payment has not been honored.

Response:

We enter into formal contracts which contain the fees for the provision of services and the prices and quantity of equipment sold. There is also definitive signature confirmation from our customers enclosed in the contract that exhibits the services were rendered and the equipment was delivered and accepted by the customers. We think that all of the above factors amount to our having substantive rights to demand customers make payments and that such rights have economic substance. For additional discussion of the economic substance of such contracts and rights thereunder, see our responses to comment 3 above.

According to ASC 310-10-20: Current assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Our operating cash flow is mainly generated from accounts receivable that are current assets arising from the Company’s normal business and the balance of the cash received from customers that exceeds the outflow for operating activities and investments in new business contracts. The cash, in turn, is expended to produce new business current assets. The newly generated current assets will become new accounts receivables after customer acknowledgment and recognition, and will be the profit from newly generated business. The above process represents the Company’s turnover of current assets. As long as the Company can fund required R&D expenses, maintain the gross profit margin of its business products, control the operating cycle of current assets and assure collection of accounts receivable during the period of management, then the Company can manage the total volume of business undertaken over several years and avoid financial distress due to lack of liquidity.

As noted herein, our accounts receivable turnover period has increased due to significant investment in 3G construction during 2010 and 2011, as well as due to our customers’ management deficiencies. However, over the long term (since we have been serving the “Big-3” for 15 years), normal account receivables are able to be turned into cash within a business cycle.

The amounts of trade receivables outstanding for which our contractual right to timely payment has not been honored are listed below:

	2010	2011	2012Q1	2012Q2	2012Q3
Exchange rate	6.6020	6.3585	6.3171	6.3211	6.3331
Ending receivables, gross	200,350	267,779	272,826	277,841	276,334
Contractual trade receivable	142,899	165,139	166,296	128,981	110,202
Trade receivables outstanding	57,451	102,640	106,530	148,860	166,132

*Monetary figures in ‘000s

Note 11. Income Taxes, page F-20

8.         We have considered your response to comment seven of our letter dated September 24, 2012. Because your unbilled/uninvoiced trade receivables reflect events that have been recognized in your financial statements, and because your unbilled/uninvoiced trade receivables will be invoiced after they are collected, it appears as though a substantial portion of your unbilled/uninvoiced trade receivables reflect events that will results in amounts that will be taxable in future years, it appears as though these transactions meet the definition of a Temporary Difference provided in ASC 740-10-20. As previously requested, please revise to include the disclosures required by ASC 740-10-50. In particular, address the deferred tax assets and liabilities arising from your PRC subsidiaries' use of an "invoice basis" with which to recognize revenues for PRC tax purposes as disclosed in the last paragraph of age F-26.

Response:

Temporary difference is “a difference between the tax basis of an asset or liability computed pursuant to the requirements in subtopic 740-10-20 for tax position, and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively.”

As disclosed in the consolidated financial statements and our response to comment #9 below, the Company is not in strict compliance with the relevant laws and regulations of the PRC. In accordance with applicable tax laws and regulations, the Company has an obligation to issue VAT sales invoices and to pay the corresponding VAT (monthly) and enterprise income tax (quarterly) according to the payment terms as stipulated in the contracts or upon delivery of goods or provision of services. Even though the Company has followed the practice in the PRC to issue invoices upon collection of the accounts receivable, it still has an obligation to report and pay our taxes according to the payment terms as stipulated in the contracts or upon delivery of goods or provision of services. Therefore, a current (instead of deferred) tax liability arises whenever we recognize our revenue. Therefore, in accordance with the relevant laws and regulations in the PRC, there would not be any temporary difference as all revenue should have been reported as current tax to the tax authorities. We have taken into account the impact of unbilled revenue in estimating our income tax liability and have made full provision for the unpaid income tax in the consolidated financial statements so there are no deferred tax assets and liabilities in the Company.

9.         We note on page F-26 that you follow a different revenue recognition accounting policy for financial statements and for income tax purposes. For PRC tax reporting purposes you recognize revenue on an “invoice basis” instead of when goods are delivered and services are provided. We also note that although you do not recognize revenue for tax purposes on an “invoice basis”, you recognize a full tax provision when goods are delivered and services are provided. Tell us what you mean by “This is not in strict compliance with the relevant laws and regulations”. Since you invoice your customers after you receive payment, it appears that you are recognizing revenue for tax purposes on a cash basis. Tell us why you follow this practice and how it is consistent and support your revenue recognition for financial statement purposes.

Response:

Basically we recognize revenue when and only when the goods are delivered and services are rendered and accepted by customers for financial reporting purpose. Strictly speaking we have to report our revenue for tax purpose on the same basis under relevant laws and regulations in the PRC (see our response to Comment #8 above). However, doing so would seriously affect our cash flow position as this will accelerate the payments of the related VAT and enterprise income tax to a great extent. Therefore, we report our revenue for tax purposes on an “invoice basis” rather than when goods are delivered and services are rendered.

Making tax payments on the basis of invoices is a type of common and reasonable tax-management method which is conducted by many PRC companies.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer